FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2021

Commission File Number: 001-37723

Enel Chile S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNIFICANT EVENT

Enel Chile S.A.

Securities Registration Record N° 1139

Santiago, April 28, 2021

Ger. Gen. N° 008/2021

Mr. Joaquín Cortez Huerta.

President

Financial Market Commission

Av. Libertador General Bernardo O’ Higgins N° 1449

Santiago

Ref.: Significant Event

Dear Sir,

In accordance with articles 9 and 10, paragraph 2, under Securities Market Law N° 18,045 and as established under General Rule N°30 of the Financial Market Commission, duly authorized on behalf of Enel Chile S.A. (the “Company”), I hereby inform you of the following significant event:

1.	At the Enel Chile´s Ordinary Shareholders Meeting (“OSM”) held today, the new Board of Directors of the Company was elected for a period of three years. The following are now the members of the Board of Directors:

Mr. Herman Chadwick Piñera

Mrs. Monica Girardi

Mrs. Isabella Alessio

Mr. Salvatore Bernabei

Mr. Fernán Gazmuri Plaza

Mr. Pablo Cabrera Gaete

Mr. Luis Gonzalo Palacios Vásquez

2.	At the ordinary Board of Directors meeting also held today, the Board of Directors agreed to appoint Mr. Herman Chadwick Piñera as Chairman of the Board of Directors and the Company, and Mr. Domingo Valdés Prieto as the Secretary of the Board of Directors.

3.	Also, at the aforementioned meeting, the Board of Directors proceed to appoint the Directors Committee, in accordance by Law N° 18,046 and the Sarbanes Oxley Act, which was composed by Fernán Gazmuri Plaza, Pablo Cabrera Gaete and Luis Gonzalo Palacios Vásquez. In accordance with the provisions of Circular N° 1,956 of the Financial Market Commission, it is duly informed that the aforementioned members of the Directors Committee are independent.

4.	At the same meeting, Mr. Fernán Gazmuri Plaza was appointed as the Directors Committee’s Financial Expert of Enel Chile S.A. Also, it was agreed Mr. Fernán Gazmuri Plaza as the Chairman of the Directors Committee and Mr. Domingo Valdés Prieto as Secretary of the Directors Committee.

Sincerely yours,

Paolo Pallotti

Chief Executive Officer

c.c.:

Banco Central de Chile (Central Bank of Chile)

Bolsa de Comercio de Santiago (Santiago Stock Exchange)

Bolsa Electrónica de Chile (Chile Electronic Stock Exchange)

Bolsa de Corredores de Valparaíso (Valparaíso Stock Exchange)

Banco Santander Santiago - Representantes Tenedores de Bonos (Bondholders Representative)

Depósito Central de Valores (Central Securities Depositary)

Comisión Clasificadora de Riesgos (Risk Classification Comisión)

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Chile S.A.

By: /s/ Paolo Pallotti
--------------------------------------------------

Title: Chief Executive Officer

Date: April 28, 2021